Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
California Water Service Group:
     We consent to the incorporation by reference in the registration statement to be filed on or about April 7, 2009 on Form S-3 of California Water Service Group and California Water Service Company of our report dated February 28, 2008, except for the last paragraph of note 1, which is as of February 27, 2009, and note 17, which is as of April 3, 2009, with respect to the consolidated balance sheet of California Water Service Group and subsidiaries as of December 31, 2007, and the related consolidated statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007, which report appears in the Form 8-K of California Water Service Group dated April 7, 2009, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP

Mountain View, California
April 7, 2009